

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

December 19, 2006

Charles T. Jensen
President and Chief Executive Officer
NeoMedia Technologies, Inc.
2201 Second Street, Suite 600
Fort Meyers, Florida 33901

Re: NeoMedia Technologies, Inc.
Amendment No. 1 to Registration Statement on Form S-3
Filed December 13, 2006
File No. 333-137227

Form 10-K for the Fiscal Year Ended December 31, 2005
Form 10-Q for the Quarter Ended June 30, 2006
Form 10-Q for the Quarter Ended September 30, 2006
File No. 0-21743

Dear Mr. Jensen:

We have reviewed of your amended registration statement and other filings listed above and have the following comments. Please note that references to page numbers in your amended registration statement are from the marked copy of that document provided to us by counsel.

Form S-3/A

General

1.   Please refer to prior comment 2 from our letter dated October 11, 2006. We note your response to our prior comment and are unable to concur with your conclusion as to the eligibility of Neomedia to conduct this offering on a shelf basis pursuant to Rule 415(a)(1)(i). Form eligibility appears to be the only factor provided in support of your conclusion. Given the nature and the size of your transaction, in particular that the selling shareholders are offering approximately 120% of the number of shares that are currently outstanding, it appears that your continuous offering is in fact a direct primary offering being undertaken on your behalf by the selling stockholders. Accordingly, such an offering would need to meet the requirements of Rule 415(a)(1)(x) under the Securities Act as opposed to

Rule 415(a)(1)(i) under the Securities Act that you are currently relying upon for your continuous offering. If you want to conduct this offering pursuant to Rule 415(a)(1)(x), then the selling stockholders should be named as underwriters and all the required disclosure on the underwriters to this offering should be added to the prospectus. In the alternative, please reduce the number of shares you are registering on behalf of the selling stockholders in order to avail yourself of Rule 415(a)(1)(i) for the offering.

2.   We note the current reports on Forms 8-K, filed November 20 and December 7, 2006, regarding your disposition of a material portion of your interests in Sponge Limited and Mobot, Inc. Please expand your current risk factor disclosure on page 8, regarding the risk that you may be unable to successfully integrate your recently completed acquisitions, to highlight the disposition of these interests less than a year after acquisition and to quantify the impact of these dispositions to your financial condition.

3.   Please revise the disclosure in your prospectus to reflect the resignation of Charles T. Jensen on December 8, 2006. For example, update the disclosure in the risk factor "NeoMedia Depends Upon Its Senior Management…" on page 8.

Calculation of Registration Fee Table

4.   It appears from your response to prior comment 6 that the 10,000,000 shares underlying the remaining warrants, dated March 30, 2005, are included in this registration statement. However, it appears that these shares were previously registered on registration statement on Form S-3 (file no. 333-125239) declared effective February 8, 2006. Please confirm. If true, please revise your calculation of the registration fee table pursuant to the instructions in Rule 429 and indicate that you are combining these two prospectuses in this latest registration statement. Please note, however, that we do not refund registration fees, but that you may use the fees to offset filing fees due in subsequent registration statements. Please also tell us whether any of the other shares underlying the warrants that were re-priced in connection with the secured convertible debentures have been previously registered. If so, it appears that you will need to rely on Rule 429 with respect to the registration of these shares as well.

Use of Proceeds, page 16

5.   Please refer to prior comment 10 from our letter dated October 11, 2006. Please revise your disclosure here and on page 21 regarding the cashless exercise provisions of the warrants held by Cornell Capital Partners to state whether or not you are currently in default of the warrant agreement, or whether there is a

substantial chance you will default on the warrant agreement in the near future. Revise also to state the material terms of the warrant agreement.

<u>Selling Stockholders, page 18</u>

6.   We note from footnote (13) to your selling stockholders' table that you are registering shares underlying 10,000,000 warrants granted to Thornhill Capital between 2003 and 2006. It appears from your disclosure on page 26 that these warrants were issued between March 8, 2004 and February 14, 2006. Please revise this seemingly contradictory disclosure or advise. Please tell us, and revise your disclosure on page 26 if appropriate, the manner in which Thornhill Capital acquired the additional 800,000 shares shown as beneficially owned on page 18.

<p align="center">*   *   *   *</p>

As appropriate, please amend your registration statement in response to these comments. Please respond to our comments on your period report within 10 days of the date of this letter or tell us when you will respond. You may wish to provide us with marked copies of the amendment to expedite our review.   Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

If you have any questions regarding these comments, you may contact Rebekah Toton at (202) 551-3857 or me at (202) 551-3611.

Sincerely,

Anne Nguyen Parker
Special Counsel

cc: <u>Via Facsimile (305) 358-7095</u>
         Clayton E. Parker, Esq.
         Kirkpatrick & Lockhart Nicholson Graham LLP
         Phone: (305) 539-3306